                                             -----------------------------------
                                                     OMB APPROVAL
                                             -----------------------------------
                                               OMB Number:           3235-0145
                                               Expires:        October 31,2002
                                               Estimated average burden
                                               hours per response........14.90
                                             -----------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           Onyx Acceptance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    682914106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          G. Bradford Jones, 11150 Santa Monica Boulevard, Suite 1200,
                          Los Angeles, California 90025
                                 (310) 477-7678
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 682914106

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          G. Bradford Jones
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
   3.     SEC Use only

--------------------------------------------------------------------------------
   4.     Source of funds (See Instructions)    PF

--------------------------------------------------------------------------------
   5.     Check if disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
Number of
Shares            7.   Sole Voting Power          621,925(1)
Beneficially    ----------------------------------------------------------------
Owned by          8.   Shared Voting Power
Each            ----------------------------------------------------------------
Reporting         9.   Sole Dispositive Power     621,925(1)
Person With:    ----------------------------------------------------------------
                 10.   Shared Dispositive
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each
          Reporting Person                        621,925(1)

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount in Row (11)    12.2% (1)

--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN, HC
--------------------------------------------------------------------------------

(1) Includes 34,833 shares issuable upon exercise of options that are exercisable within 60 days of February 20, 2002.

        This Amendment No. 1 to Schedule 13D is being filed pursuant to Rule 13d-2(a) and amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 9, 2001.


Item 1.        Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of Onyx Acceptance Corporation (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 27051 Towne Centre Drive, Foothill Ranch, California 92610.


Item 2.        Identity and Background.

        This statement is filed on behalf of G. Bradford Jones, an individual. Mr. Jones' principal occupation is a venture capital investor whose principal executive office is located at 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025. Mr. Jones is also a member of the Board of Directors of the Issuer, a consumer finance company specializing in motor vehicle retail installment contracts, at the address listed above.

        During the past five years, Mr. Jones has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Jones is a United States citizen.


Item 3.        Source and Amount of Funds or Other Consideration.

        On November 15, 2000, Mr. Jones received 33,592 shares of the Issuer's Common stock from a liquidating distribution of all of the Issuer's securities held by Brentwood Associates VI, L.P., a limited partnership, of which Mr. Jones is a General Partner of the General Partner. Between November 16, 2000 and December 11, 2000, in a series of broker-assisted purchases on the open market, Mr. Jones used $1,376,922.50 in personal funds to acquire 400,000 shares of the Issuer's Common Stock. On June 4, 2001, in a broker-assisted purchase on the open market, Mr. Jones used $4,850.00 in personal funds to acquire 1,000 shares of the Issuer's Common Stock. Between September 19, 2001 and January 15, 2002, in a series of broker-assisted purchases on the open market, Mr. Jones used $684,942.50 in personal funds to acquire 152,500 additional shares of the Issuer's Common Stock.


Item 4.        Purpose of Transaction.

        Mr. Jones has acquired the Issuer's securities for investment purposes and may acquire additional shares for this purpose or dispose of such shares.


Item 5.        Interest in Securities of the Issuer.

        (a) - (b) According to the Issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, there were 5,078,046 shares of the Issuer's Common Stock outstanding as of November 14, 2001. Mr. Jones beneficially owns 621,925 shares of the Issuer's Common Stock, representing approximately 12.2% of the outstanding shares. Such 621,925 shares include 34,833 shares issuable upon the exercise of options that are exercisable within 60 days of February 20, 2002.

        (c) During the past 60 days, Mr. Jones has effected the following acquisitions of the Issuer's Common Stock as follows.

               Broker-assisted purchases on the open market with Mr. Jones' personal funds:

                 Date of          Amount of        Cost per        Total Funds
               Transaction        Securities         Share           Required
               -----------        ----------       --------        -----------
                01/15/02           102,500           $4.25           $435,625

        (d)    None.

        (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 .              None.


Item 7.        Materials to be Filed as Exhibits.

               None.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2002


                                            /s/ G. BRADFORD JONES
                                            ------------------------------------
                                            G. Bradford Jones